Exhibit 1

For Immediate Release

Pointer Telocation to Present at Upcoming Conferences

Rosh HaAyin, Israel, August 31, 2017. Pointer Telocation Ltd. (Nasdaq: PNTR & TASE: PNTR) – a leading developer and operator of Fleet and Mobile Resource Management (MRM) solutions, announced today that its Chief Executive Officer, David Mahlab, will present at the 2017 Gateway Conference in San Francisco and the 19th Annual Rodman & Renshaw Global Investment Conference in New York.

The 2017 Gateway Conference will take place at the Four Seasons Hotel in San Francisco. Pointer’s CEO will present at 11:30am on Thursday, September 7, 2017.

The 19th Annual Rodman & Renshaw Global Investment Conference will take place at the Lotte New York Palace Hotel in New York. Pointer’s CEO will present at 4:40pm on Monday, September 11, 2017.

At both conferences there will be an opportunity for investors to meet one-on-one with Pointer’s CEO. Interested investors should contact the conference organizers or the Investor Relations team at Pointer at pointer@gkir.com.

About Pointer Telocation

For over 20 years, Pointer has rewritten the rules for the Mobile Resource Management (MRM) market and is a pioneer in the Connected Car segment. Pointer has in-depth knowledge of the needs of this market and has developed a full suite of tools, technology and services to respond to them. The vehicles of the future will be intimately networked with the outside world, enhancing and optimizing the in-car experience.

Pointer’s innovative and reliable cloud-based software-as-a-service (SAAS) platform extracts and captures an organization’s critical mobility data points – from office, drivers, routes, points-of-interest, logistic-network, vehicles, trailers, containers and cargo. The SAAS platform analyzes the raw data converting it into valuable information for Pointer's customers providing them with actionable insights and thus enabling the customers to improve their bottom line and increase their profitably.

Contact:

Yaniv Dorani, CFO	Gavriel Frohwein/ Ehud Helft, GK Investor Relations
Tel.: +972-3-572 3111	Tel: +1 646 688 3559
E-mail: yanivd@pointer.com	E-mail: pointer@gkir.com